Exhibit 99.2

3 February 2004

Bookham Technology plc

Proposed Acquisition of New Focus, Inc.

In connection with the proposed acquisition of New Focus, Inc. by Bookham Technology plc (“Bookham”), Amendment No. 4 to Registration Statement on Form F-4 (“Registration Statement”) has been filed by Bookham with the Securities and Exchange Commission (“SEC”) in Washington D.C. The Registration Statement was declared effective today.

Bookham has also today published a Circular relating to the acquisition of New Focus, and Listing Particulars. The Circular will be posted to shareholders of Bookham as soon as practicable and contains a notice of an Extraordinary General Meeting (“EGM”),  at which shareholders will be asked to approve the acquisition of New Focus. The EGM will be held at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL on 5 March 2004 at 10.00 a.m.

Copies of the Registration Statement will be available on the SEC website at www.sec.gov/edgar.shtml under Bookham’s company filings. The Registration Statement includes Summary Particulars of Bookham which have been authorised for issue by the UK Listing Authority (“UKLA”).

Copies of the Circular and the Listing Particulars have been submitted to the UKLA and will shortly be available for inspection at the UKLA Document Viewing Facility at

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

For further information, please contact:

Sharon Ostaszewska	or	Philip Davis
Director Communications		General Counsel & Company Secretary
Bookham Technology		Bookham Technology
Tel: +44 (0)1235 837612		Tel: +44 (0)1235 837781
sharon.ostaszewska@bookham.com		philip.davis@bookham.com